KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

Our Ref : KLK/SE

31 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
27 April 2006	Kuala Lumpur Kepong Berhad ("KLK") Kuala Lumpur High Court Suit D4-22-1805-2004 between Glamour Green Sdn Bhd ("Plaintiff") and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd
28 April 2006	Kuala Lumpur Kepong Berhad ("KLK") Kuala Lumpur High Court Suit D4-22-1805-2004 between Glamour Green Sdn Bhd ("Plaintiff") and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd
8 May 2006	Listed Companies' Crop – April 2006
15 May 2006	Schedule for Release of 2nd Quarter Results
19 May 2006	Kuala Lumpur Kepong Berhad ("KLK") (I) Court of Appeal Civil Appeal No. W-02-285-2006 between Glamour Green Sdn Bhd (Appellant) and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd } (Respondents) and (II) Court of Appeal Civil Appeal No. W-02-382-2006 between Ladang Perbadanan-Fima Berhad (Appellant) and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd } (Respondents)

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

23 May 2006	Kuala Lumpur Kepong Berhad ("KLK") Kuala Lumpur High Court Suit D5-22-554-2006 between 1. Taipan Heritage Sdn Bhd 2. Value Heights Sdn Bhd 3. Leader Heights Sdn Bhd 4. Full Appraisal Sdn Bhd 5. Yewlit Corporation Sdn Bhd (collectively, "Taipan and 4 others") and 1. Ambank Berhad 2. KLK 3. Ablington Holdings Sdn Bhd 4. Glamour Green Sdn Bhd 5. Ladang Perbadanan-Fima Berhad
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
24 May 2006	Interim Dividend
	FINANCIAL RESULTS
24 May 2006	2nd Quarterly Report
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A OF THE COMPANIES ACT, 1965
28 April 2006	Permodalan Nasional Berhad
28 April 2006	Yayasan Pelaburan Bumiputra
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
28 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
28 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
28 April 2006	Permodalan Nasional Berhad
28 April 2006	Yayasan Pelaburan Bumiputra
2 May 2006	Permodalan Nasional Berhad
2 May 2006	Yayasan Pelaburan Bumiputra
	NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT, 1965
28 April 2006	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera
2 May 2006	Permodalan Nasional Berhad
2 May 2006	Yayasan Pelaburan Bumiputra

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\May 2006

Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **27-04-2006 04:40:26 PM**

Submitted by **MB_CIMB** on **27-04-2006 05:11:10 PM**

Reference No **MM-060427-60025**

(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LOW ENG KIAT**
*	Designation	:	**DIRECTOR**
*	Contact number	:	**03-2084 8699**
	E-mail address	:	**engkiat@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD**

* **Contents :-**

We refer to the announcement made on 20 April 2006.

On behalf of KLK, we wish to announce that the Plaintiff's application for injunction pending appeal was dismissed with costs earlier today by the Kuala Lumpur High Court.

(This announcement is dated 27 April 2006)

U:\CF-LEK\KLK\LPF\Announcement\pr11(judgement4).doc

Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **28-04-2006 05:44:08 PM**
Submitted by **MB_CIMB** on **28-04-2006 05:48:37 PM**
Reference No **MM-060428-63848**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**KUALA LUMPUR KEPONG BERHAD**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**LENA BAN**
*	Designation	:	**ASSISTANT MANAGER**
*	Contact number	:	**03-2084 8895**
	E-mail address	:	**lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D4-22-1805-2004

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD**

* **Contents :-**

We refer to the announcements made on 14 April 2006 and 27 April 2006. On behalf of KLK, we had announced yesterday that the Plaintiff's application to the Kuala Lumpur High Court for, inter alia, a stay/injunctive relief pending the Plaintiff's appeal to the Court of Appeal ("Appeal") had been dismissed with cost.

The Plaintiff had on 27 April 2006 applied to the Court of Appeal for, inter alia, a stay and/or injunctive relief pending the hearing and disposal of the Appeal. Today, the Court of Appeal granted an interim stay and directed that the Appeal by the Plaintiff be heard on 15 May 2006.

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/05/2006 01:25:13 PM**
Reference No **KL-060508-D9AF4**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
April 2006

* **Contents :-**

We submit below the crop figures for the month of **April 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	210,128	**205,701**					
Crude Palm Oil (mt)	32,238	37,201	43,664	**41,707**					
Palm Kernel (mt)	7,625	9,135	10,331	**9,584**					
Rubber (kg)	2,204,504	2,311,616	2,141,939	**1,107,095**					

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **15/05/2006 10:26:39 AM**
Reference No **KL-060515-D23FF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 2nd Quarter Results

* **Contents :-**

We wish to advise that the 2nd Quarter Results (January to March 2006) of the KLK Group is scheduled for release on Wednesday, 24 May 2006 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_CIMB on 19-05-2006 06:19:08 PM
Reference No MM-060519-63150

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

(I) COURT OF APPEAL CIVIL APPEAL NO. W-02-285-2006

BETWEEN

GLAMOUR GREEN SDN BHD ("GGSB") - APPELLANT

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD ("AHSB") - RESPONDENTS**

(II) COURT OF APPEAL CIVIL APPEAL NO. W-02-382-2006

BETWEEN

LADANG PERBADANAN-FIMA BERHAD ("LPF") - APPELLANT

AND

1. **AMBANK BERHAD**
2. **KLK**
3. **AHSB - RESPONDENTS**

* **Contents :-**

We refer to the announcement made on 28 April 2006.

On behalf of KLK we wish to announce that the Court of Appeal had, today, delivered its decision and allowed the appeals of GGSB and LPF against the judgement of the Kuala Lumpur High Court in the Kuala Lumpur High Court Suit No. D4-22-1805-2004 dated 3 April 2006 ("Appeals"). The Court of Appeal had made a declaration that the sale by Ambank Berhad, of the 35 million ordinary shares of RM1.00 each in LPF, to AHSB is null and void and of no effect. Consequently, AHSB/KLK cannot proceed with making an offer to acquire the remaining ordinary shares of RM1.00 each in LPF not already owned by AHSB.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

The parties to the Appeals have agreed that the decision of the Court of Appeal today be stayed pending the hearing and disposal of a formal application to be made to the Court of Appeal by KLK/AHSB for a stay.

KLK/AHSB are seeking legal advice on the matter and further announcements will only be made when there is a material development.

(This announcement is dated 19 May 2006)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **23-05-2006 04:27:18 PM**
Submitted by **MB_CIMB** on **23-05-2006 05:13:07 PM**
Reference No **MM-060523-59238**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Non-Mesdaq Market Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: **COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **KUALA LUMPUR KEPONG BERHAD**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **LENA BAN**
*	Designation	: **ASSISTANT MANAGER**
*	Contact number	: **03-2084 8895**
	E-mail address	: **lenaban@cimb.com.my**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT NO. D5-22-554-2006 ("SUIT")

BETWEEN

1. **TAIPAN HERITAGE SDN BHD**
2. **VALUE HEIGHTS SDN BHD**
3. **LEADER HEIGHTS SDN BHD**
4. **FULL APPRAISAL SDN BHD**
5. **YEWLIT CORPORATION SDN BHD**

(COLLECTIVELY, "TAIPAN AND 4 OTHERS")

AND

1. **AMBANK BERHAD ("AMBANK")**
2. **KLK**
3. **ABLINGTON HOLDINGS SDN BHD ("AHSB")**
4. **GLAMOUR GREEN SDN BHD ("GGSB")**
5. **LADANG PERBADANAN-FIMA BERHAD ("LPF")**

* **Contents :-**

On behalf of KLK, we wish to announce that on 19 May 2006, the solicitors of KLK/AHSB were served with a Statement of Claim and an Application for an Injunction pursuant to the Suit.

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **24/05/2006 05:02:07 PM**
Reference No **KL-060524-99CD3**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

---

* Entitlement date :**14/07/2006**
* Entitlement time :**04:00:00 PM**
* Entitlement subject :**Interim Dividend**
* Entitlement description

An interim dividend of 10 sen per share less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2006**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**09/08/2006**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**14/07/2006**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**12/07/2006**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM) :**0.1**

Remarks

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **24/05/2006 05:02:08 PM**
Reference No **KL-060524-9E89B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2006**

*** Quarter** : ○ **1 Qtr** ● **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **30/09/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

2nd qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	856,749	891,089	1,870,471	1,966,378
2	Profit/(loss) before tax	104,306	102,335	318,627	307,186
3	Profit/(loss) after tax and minority interest	75,625	68,894	245,869	224,093

4	Net profit/(loss) for the period	75,625	68,894	245,869	224,093
5	Basic earnings/(loss) per share (sen)	10.65	9.70	34.63	31.56
6	Dividend per share (sen)	10.00	6.00	10.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	6.3700	6.1900

Remarks :

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	97,691	93,893	308,144	292,757
2	Gross interest income	4,136	4,042	9,124	8,593
3	Gross interest expense	2,506	1,281	4,691	3,220

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2006
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
		(Restated)		(Restated)
Revenue	856,749	891,089	1,870,471	1,966,378
Operating expenses	(793,456)	(798,502)	(1,636,676)	(1,680,935)
Other operating income	34,398	1,306	74,349	7,314
Operating profit	97,691	93,893	308,144	292,757
Finance cost	(2,506)	(1,281)	(4,691)	(3,220)
Share of results of associated companies	9,121	9,723	15,174	17,649
Profit before taxation	104,306	102,335	318,627	307,186
Tax expense	(28,485)	(35,617)	(70,831)	(81,791)
Profit after taxation	75,821	66,718	247,796	225,395
Minority interests	(196)	2,176	(1,927)	(1,302)
Net profit for the period	75,625	68,894	245,869	224,093
	Sen	Sen	Sen	Sen
Earnings per share - Basic	10.65	9.70	34.63	31.56
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2006
(The figures have not been audited.)

	31 March 2006 RM'000	30 September 2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2006
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2005 as previously stated	712,516	1,217,892	48,231	26,517	46,558	14,337	2,173,863	(13,447)	4,226,467
Effect of adopting FRS 121	-	-	-	-	110,045	-	(87,271)	-	22,774
As restated	712,516	1,217,892	48,231	26,517	156,603	14,337	2,086,592	(13,447)	4,249,241
Net (loss)/gain not recognised in the income statement	-	(443)	-	-	27,075	-	168	-	26,800
Net profit for the period	-	-	-	-	-	-	245,869	-	245,869
Dividends paid	-	-	-	-	-	-	(173,802)	-	(173,802)
Transfer from revenue reserve to capital reserve	-	54,642	-	-	-	-	(54,642)	-	-
At 31 March 2006	712,516	1,272,091	48,231	26,517	183,678	14,337	2,104,185	(13,447)	4,348,108
At 1 October 2004 as previously stated	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Effect of adopting FRS 121	-	-	-	-	116,283	-	(92,108)	-	24,175
As restated	712,516	1,195,172	49,745	14,867	212,640	14,337	1,860,007	(13,447)	4,045,837
Net (loss)/gain not recognised in the income statement	-	(13)	-	-	(2,598)	-	2,602	-	(9)
Net profit for the period	-	-	-	-	-	-	224,093	-	224,093
Dividends paid	-	-	-	-	-	-	(122,684)	-	(122,684)
Transfer from revenue reserve to capital reserve	-	561	-	-	-	-	(561)	-	-
At 31 March 2005	712,516	1,195,720	49,745	14,867	210,042	14,337	1,963,457	(13,447)	4,147,237

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2006

(The figures have not been audited.)

	6 months ended 31 March	
	2006	2005
	RM'000	RM'000
Cash Flows from Operating Activities		(Restated)
Profit before taxation	318,627	307,186
Adjustment for non-cash flow :-		
Non-cash items	(9,608)	33,518
Non-operating items	(7,077)	(6,831)
Operating profit before working capital changes	301,942	333,873
Working capital changes :-		
Net change in current assets	(120,793)	(131,651)
Net change in current liabilities	(13,020)	(22,901)
Cash generated from operations	168,129	179,321
Interest paid	(4,940)	(3,498)
Tax paid	(58,214)	(55,949)
Retirement benefit paid	(2,276)	(290)
Net cash generated from operating activities	102,699	119,584
Cash Flow from Investing Activities		
Equity investments	(50,040)	(35,564)
Other investments	(91,776)	(93,461)
Net cash used in investing activities	(141,816)	(129,025)
Cash Flow from Financing Activities		
Bank borrowings	26,271	(21,513)
Dividends paid to shareholders of the Company	(173,802)	(122,684)
Dividends paid to minority shareholders	(4,939)	(4,290)
Issue of shares to minority shareholder	1,944	4,616
Net cash used in financing activities	(150,526)	(143,871)
Net decrease in cash and cash equivalents	(189,643)	(153,312)
Cash and cash equivalents at 1 October	615,439	611,261
	425,796	457,949
Foreign exchange difference on opening balance	932	(3,921)
Cash and cash equivalents at 31 March	426,728	454,028

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004} *Interim Financial Reporting.*

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2005 except for the early adoption of the revised FRS 121 *The Effects of Changes in Foreign Exchange Rates* whereby comparative figures have been restated to reflect the adoption of this standard.

Under the revised FRS 121, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, are to be recognized in profit or loss in the consolidated financial statements. Previously, such exchange differences were taken to equity.

This change in accounting policy, applied retrospectively, has the following impact on the results as follows :-

	6 months ended 31 March	
	2006	2005
	RM'000	RM'000
Net profit before change in accounting policy	245,841	219,636
Effect of adopting FRS 121	28	4,457
Net profit for the period	245,869	224,093

The following comparative figures have been restated to reflect the adoption of FRS 121 :-

	6 months ended 31 March 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Income Statement			
Operating expenses	1,686,193	(5,258)	1,680,935
Tax expense	80,990	801	81,791
Condensed Consolidated Cash Flow Statement			
Non-cash items	38,776	(5,258)	33,518
	Sen	Sen	Sen
Earnings per share	30.94	0.62	31.56

	As at 30 September 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Reserves	3,527,398	22,073	3,549,471
Deferred tax liabilities	180,814	(22,073)	158,741
	RM	RM	RM
Net tangible assets per share	5.84	0.03	5.87

A2. Audit Report

The audit report for the financial year ended 30 September 2005 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	6 months ended 31 March	
	2006	2005
	RM'000	RM'000
Final dividend		
2005 - 9 sen (2004 - 9 sen) per share less tax	46,007	46,007
Special dividend		
2005 - 25 sen (2004 - 15 sen) per share less tax	127,795	76,677
	173,802	122,684

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	6 months ended 31 March			
	Revenue		Profit before tax	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
				(Restated)
Plantation	821,489	850,259	192,312	218,062
Manufacturing	586,649	719,706	11,536	35,887
Retailing	442,761	433,898	25,634	23,136
Property development	34,871	8,658	10,859	2,527
Investment holding	66,303	44,125	11,768	10,051
Others	19,244	14,347	918	1,207
	1,971,317	2,070,993	253,027	290,870
Inter-segment elimination	(100,846)	(104,615)	-	-
	1,870,471	1,966,378	253,027	290,870
Corporate			55,117	1,887
			308,144	292,757
Finance cost			(4,691)	(3,220)
Share of results of associated companies			15,174	17,649
			318,627	307,186

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) The Company has incorporated a new wholly-owned subsidiary company, KL-Kepong Nutrients Sdn Bhd, which has an issued and paid-up share capital of RM2 and is currently non-operational. The intended principal activity of KL-Kepong Nutrients Sdn Bhd is extraction of micro-nutrients from vegetable oil streams.

(b) As reported in the previous interim financial report under Note A10(c), the Group has, on 27 March 2006, completed the acquisition of shares in Tri-Force Element Inc and Double Jump Limited and now both of the companies are wholly-owned subsidiaries of the Group.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the quarter under review, the Group's profit before taxation was slightly higher at RM104.3 million compared to the same quarter last year. Whilst manufacturing sector's profit had reduced and contribution from the plantation section was marginally lower, a surplus arising from Government acquisitions of land had resulted in a higher profit for the current quarter.

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

B2. Variation of Results to Preceding Quarter

For the 2nd quarter, the Group recorded a pre-tax profit of RM104.3 million, a decline of 51.3% over that of the previous quarter. The lower profit was due to the seasonal loss incurred by the retailing sector, lower surplus from land acquisitions by Government and the slight decline in contributions from plantation and manufacturing sectors.

B3. Current Year's Prospects

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2006	2005	2006	2005
	RM'000	RM'000 (Restated)	RM'000	RM'000 (Restated)
Current tax expense				
Malaysian taxation	20,630	20,536	48,168	48,416
Overseas taxation	2,815	5,983	12,326	13,955
	23,445	26,519	60,494	62,371
Deferred tax relating to origination of temporary differences	2,844	4,193	6,458	12,294
	26,289	30,712	66,952	74,665
(Over)/Under provision in respect of previous years				
Malaysian taxation	(1)	(128)	(1)	(264)
Overseas taxation	(16)	1	(16)	179
	(17)	(127)	(17)	(85)
	26,272	30,585	66,935	74,580
Share of associated companies' taxation	2,213	5,032	3,896	7,211
	28,485	35,617	70,831	81,791

The effective tax rate for the year to-date is lower than the statutory tax rate due principally to tax exempt income received.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 March 2006 (31 March 2005 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	14,960	341	50,652	1,600
Surplus on sale of property	1,997	-	1,997	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	1,145	7,439	5,954	66,698
Sales proceeds of quoted securities	12,657	5,365	20,812	12,927
Surplus/(Loss) on sales of quoted securities	8,405	1,483	10,188	(1,039)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2006	30 September 2005
	RM'000	RM'000
At cost		
Associated companies	39,731	40,366
Other investments	456,142	461,855
	495,873	502,221
At carrying value less allowance		
Associated companies	13,643	13,748
Other investments	456,142	461,855
	469,785	475,603
At market value		
Associated companies	7,932	7,794
Other investments	666,872	647,904
	674,804	655,698

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2006		30 September 2005	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	4,546	GBP708	3,398	GBP512
	1,523	CAD482	1,551	CAD482
	4,754	HKD10,000	2,432	HKD5,000
	5,983	Rmb13,000	-	
	13,861		-	
	30,667		7,381	
- Unsecured	38,771	USD10,505	67,243	USD17,835
	45,835	GBP7,141	54,089	GBP8,141
	3,660	HKD7,700	5,679	HKD11,700
	-		5,299	AUD1,850
	10,817	Rmb23,500	4,666	Rmb10,000
	99,083		136,976	
	129,750		144,357	
(ii) Bank Overdraft				
- Secured	32	HKD71	1,643	HKD3,382
	183		6,821	CAD2,120
	215		8,464	
- Unsecured	8,254	USD2,237	9,541	USD2,532
	-		10,509	GBP1,582
	2,541	HKD5,344	801	HKD1,649
	951		-	
	11,746		20,851	
	11,961		29,315	
(iii) Short Term Borrowings				
- Secured	900		-	
- Unsecured	65,166		9,715	
	66,066		9,715	
Total repayable within 12 months	207,777		183,387	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	26	CAD8	943	CAD293
	3,851	GBP600	6,989	GBP1,052
	3,877		7,932	
- Unsecured	81,800	USD22,139	61,716	USD16,345
Total repayable after 12 months	85,677		69,648	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 17 May 2006 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
			Million	RM million	RM million	RM million
(a)	Sale contracts	GBP	6.2	41.1	41.1	-
		AUD	1.7	4.6	4.6	-
		NZD	0.4	0.9	0.9	-
		EURO	9.6	43.5	43.5	-
		USD	140.9	516.9	516.9	-
(b)	Purchase contracts	GBP	3.2	20.1	20.1	-
		EURO	0.1	0.4	0.4	-
		USD	2.5	9.0	9.0	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigations

(a) *KL High Court Suit ("the Suit") between Glamour Green Sdn Bhd ("GGSB") and the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad (collectively, "the Defendants")*

The High Court on 3 April 2006 ruled in favour of the Defendants, i.e. GGSB's claim was dismissed with costs and the Company/AHSB's counter-claim against Ladang Perbadanan-Fima Berhad ("LPF") under the Suit was allowed. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million LPF shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed against the High Court's decision ("GGSB's Appeal") and obtained an interim injunction/stay of proceedings in the Court of Appeal on 28 April 2006 pending the hearing and disposal of GGSB's Appeal. LPF also filed an Appeal on 28 April 2006 ("LPF's Appeal"). Both the GGSB and LPF appeals are collectively referred to as "the Appeals".

On 19 May 2006, the Court of Appeal heard the Appeals together. The Appeals were allowed and the sale of the 35 million LPF shares by AmBank Berhad to AHSB was declared null and void. Consequently, AHSB/the Company cannot proceed with the MGO.

All parties in the Appeals have agreed that the decision of the Court of Appeal be stayed pending the hearing and disposal of a formal application to the Court of Appeal by the Company/AHSB for a stay.

(b) *KL High Court Suit ("the Suit") Between*
Plaintiffs :
(i) Taipan Heritage Sdn. Bhd.
(ii) Value Heights Sdn. Bhd.
(iii) Leader Heights Sdn. Bhd.
(iv) Full Appraisal Sdn. Bhd.
(v) Yewlit Corporation Sdn. Bhd.

And
Defendants :
(i) AmBank Berhad ("AmBank")
(ii) Kuala Lumpur Kepong Berhad ("KLK")
(iii) Ablington Holdings Sdn. Bhd. ("AHSB")
(iv) Glamour Green Sdn. Bhd. ("GGSB")
(v) Ladang Perbadanan FIMA Berhad ("LPF")

KLK/AHSB's solicitors were served with a Statement of Claim and an Application for an Injunction pursuant to the Suit on 19 May 2006.

The Plaintiffs claim to be shareholders of LPF and are claiming the following reliefs:

(i) a declaration that AmBank, KLK, AHSB and/or GGSB have acted in concert in acquiring LPF shares;
(ii) a declaration that the conditional mandatory general offer dated 14 December 2004 made by AHSB to acquire the remaining 61.7 million LPF shares not already owned by AHSB at RM2.85 per LPF share ("MGO") is illegal and void;
(iii) a declaration that the offer price for the MGO should not be less than RM3.80 per LPF share;
(iv) an order directing AHSB to make a MGO or to revise the offer price to RM3.80 per LPF share;
(v) an injunction to restrain AmBank, KLK and AHSB from completing, registering, paying and/or transferring 35 million LPF shares to AHSB and/or anyone else;
(vi) an injunction to restrain AHSB from exercising any voting rights in relation to the 35 million LPF shares;
(vii) an injunction to restrain AHSB from proceeding with the MGO;
(viii) damages, interest and costs.

KLK and AHSB are seeking legal advice on this Suit.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;
(ii) The amount per share : 10 sen per share less 28% Malaysian income tax;
(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share tax exempt

(iv) The date payable : 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006;

(v) A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year is 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 March		6 months ended 31 March	
		2006	2005 (Restated)	2006	2005 (Restated)
(a)	Net profit for the period (RM'000)	75,625	68,894	245,869	224,093
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	10.65	9.70	34.63	31.56

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

24 May 2006

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:21 PM**
Reference No **KL-060428-3CC40**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Date interest acquired & no of securities acquired

*	Date interest acquired	: **24/04/2006**
	No of securities	: **36,540,700**
*	Circumstances by reason of which Securities Holder has interest	: **Purchase of shares**
*	Nature of interest	: **Direct**
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	: **36,540,700**
	Direct (%)	: **5.15**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **24/04/2006**

Remarks :
LSL

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:25 PM**
Reference No **KL-060428-3CC42**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad,
Tingkat 4, Balai PNB, 201-A Jalan Tun Razak,
50400 Kuala Lumpur

Date interest acquired & no of securities acquired

*	Date interest acquired	: **24/04/2006**
	No of securities	: **36,540,700**
*	Circumstances by reason of which Securities Holder has interest	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **36,540,700**
	Indirect/deemed interest (%)	: **5.15**
*	Date of notice	: **24/04/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:16 PM**
Reference No **KL-060428-3CC3D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **21/04/2006**	* **500,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,022,750**
	Direct (%)	: **5.36**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **38,022,750**
*	Date of notice	: **21/04/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:18 PM**
Reference No **KL-060428-3CC3E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24/04/2006**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,922,750**
Direct (%)	:	**5.34**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**37,922,750**
* Date of notice	:	**24/04/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:23 PM**
Reference No **KL-060428-3CC41**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/04/2006**	* **198,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,342,700**
Direct (%)	:	**5.12**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	36,342,700
* Date of notice	:	**25/04/2006**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:27 PM**
Reference No **KL-060428-3CC43**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, TIngkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad,
Tingkat 4, Balai PNB, 201-A Jalan Tun Razak,
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/04/2006**	* **198,000**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **36,342,700**
	Indirect/deemed interest (%)	: **5.12**
*	**Total no of securities after change**	: **36,342,700**

* Date of notice : **25/04/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/05/2006 03:54:13 PM**
Reference No **KL-060502-AC2B7**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/04/2006**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,042,700**
Direct (%)	:	**5.08**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,042,700**
* Date of notice	:	**26/04/2006**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/05/2006 03:54:14 PM**
Reference No **KL-060502-AC2B8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad,
Tingkat 4, Balai PNB, 201-A Jalan Tun Razak,
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/04/2006**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**36,042,700**
Indirect/deemed interest (%)	:	**5.08**
* **Total no of securities after change**	:	**36,042,700**

* Date of notice : **26/04/2006**

Remarks :
sh

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/04/2006 02:45:20 PM**
Reference No **KL-060428-3CC3F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company No.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **24/04/2006**
*	Name & address of registered holder	:

As above

	Number of securities disposed	: **10,000,000**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **Sale of shares**
*	Nature of interest	: **Direct**
*	Date of notice	: **24/04/2006**
	Remarks	:

LSL

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/05/2006 03:54:15 PM**
Reference No **KL-060502-AC2B9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company No.	:	**38218-X**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Date of cessation	:	**27/04/2006**
* Name & address of registered holder	:	

As above

Number of securities disposed	:	**502,000**
Price transacted (RM)	:	
* Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Sale of shares**
* Nature of interest	:	**Direct**
* Date of notice	:	**27/04/2006**

Remarks :

sh

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/05/2006 03:54:16 PM**
Reference No **KL-060502-AC2BA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company No.	: **37113-P**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **27/04/2006**
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak,
50400 Kuala Lumpur.

	Number of securities disposed	: **502,000**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
*	Date of notice	: **27/04/2006**

Remarks :
sh

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/Int. Report

30 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2006 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

c c. Worldwide Securities Services (WSS),
American Depository Receipt (ADR) Group
Capital Tower, 14/F,
168 Robinson Road
Singapore 068912

Attention : Ms Tintin Subagyo

(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2006 are enclosed for your attention.)

LJC/fsc

C:\Documents and Settings\sc.foong\My Documents\KLK-Reports\Distribute\letters\interim\SEC&ADR.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. **REVIEW OF PERFORMANCE**
The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. **CURRENT YEAR'S PROSPECTS**
Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

		Six Months Ended 31/3/2006	Six Months Ended 31/3/2005
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	1,118,218	1,077,546
- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber - Own production	('000 kg)	12,840	12,441
- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	141,623	141,451
Oil palm in harvesting	(hectares)	99,950	97,963
Rubber in tapping	(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil - Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil - Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake - Ex-mill	(RM per tonne)	159	128
Palm kernel - Ex-mill	(RM per tonne)	934	999
FFB - Ex-estate	(RM per tonne)	274	272
Rubber - Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005
	RM'000	RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. **DIVIDEND**

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders
for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. **REVIEW OF PERFORMANCE**

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. **CURRENT YEAR'S PROSPECTS**

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. **DIVIDEND**

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. **PLANTATION STATISTICS**

			Six Months Ended 31/3/2006	Six Months Ended 31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. **DIVIDEND**

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005
	RM'000	RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005
	RM'000	RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005
	RM'000	RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm - Own production		(tonnes FFB)	1,118,218	1,077,546
- Yield per hectare		(tonnes FFB)	11.20	10.99
Rubber - Own production		('000 kg)	12,840	12,441
- Yield per hectare		(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. REVIEW OF PERFORMANCE

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. CURRENT YEAR'S PROSPECTS

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005 RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

		Six Months Ended 31/3/2006	Six Months Ended 31/3/2005
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	1,118,218	1,077,546
- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber - Own production	('000 kg)	12,840	12,441
- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	141,623	141,451
Oil palm in harvesting	(hectares)	99,950	97,963
Rubber in tapping	(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil - Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil - Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake - Ex-mill	(RM per tonne)	159	128
Palm kernel - Ex-mill	(RM per tonne)	934	999
FFB - Ex-estate	(RM per tonne)	274	272
Rubber - Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2006

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2006

The unaudited report of the Group for the half year ended 31 March 2006 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2006	31/3/2005	+/(-)
	RM'000	RM'000 (Restated)	%
REVENUE	1,870,471	1,966,378	(4.9)
Operating profit	308,144	292,757	5.3
Finance cost	(4,691)	(3,220)	45.7
Share of results of associated companies	15,174	17,649	(14.0)
PROFIT BEFORE TAXATION	**318,627**	**307,186**	**3.7**
Tax expense	(70,831)	(81,791)	(13.4)
PROFIT AFTER TAXATION	247,796	225,395	9.9
Minority interests	(1,927)	(1,302)	48.0
NET PROFIT FOR THE PERIOD	**245,869**	**224,093**	**9.7**
Earnings per share (sen)	34.63	31.56	

2. **REVIEW OF PERFORMANCE**

The Group's 6 months' pre-tax profit rose 3.7% to RM318.6 million from RM307.2 million achieved in the preceding year's same period. Profits from plantation and manufacturing sectors were lower but the significant RM50.7 million surplus from Government acquisitions of land and better earnings from property sector resulted in the current period's improved profit.

3. **CURRENT YEAR'S PROSPECTS**

Despite expected lower profits from manufacturing sector due to competitive conditions, the Directors are of the opinion that the results of the Group for the current financial year would continue to be satisfactory in view of the prevailing commodity prices, particularly higher rubber price, and expected higher FFB production.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2006	AS AT PRECEDING FINANCIAL YEAR END 30/9/2005
	RM'000	RM'000 (Restated)
Property, plant and equipment	2,706,907	2,487,297
Land held for property development	196,529	194,839
Associated companies	134,513	135,803
Other investments	456,874	466,766
Deferred tax assets	8,881	8,664
Intangible assets	22,690	17,661
Goodwill on consolidation	120,791	60,369
	3,647,185	3,371,399
Current assets		
Inventories	652,372	614,152
Trade and other receivables	647,037	550,558
Property development costs	22,127	25,950
Cash and cash equivalents	438,689	644,754
	1,760,225	1,835,414
Current liabilities		
Trade and other payables	340,395	335,625
Borrowings	207,777	183,387
Finance leases	122	159
Taxation	31,176	22,810
	579,470	541,981
Net current assets	1,180,755	1,293,433
	4,827,940	4,664,832
Share capital	712,516	712,516
Reserves	3,649,039	3,549,471
	4,361,555	4,261,987
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,348,108	4,248,540
Minority interests	173,377	145,965
Long term and deferred liabilities		
Deferred tax liabilities	179,519	158,741
Provision for retirement benefits	41,233	41,878
Borrowings	85,677	69,648
Finance leases	26	60
	306,455	270,327
	4,827,940	4,664,832
Net assets per share (RM)	6.37	6.19
Net tangible assets per share (RM)	5.92	5.87

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2006	31/3/2005
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,118,218	1,077,546
	- Yield per hectare	(tonnes FFB)	11.20	10.99
Rubber	- Own production	('000 kg)	12,840	12,441
	- Yield per hectare	(kg)	790	788
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	141,623	141,451
Oil palm in harvesting		(hectares)	99,950	97,963
Rubber in tapping		(hectares)	16,021	15,568
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,428	1,459
Palm oil	- Ex-mill	(RM per tonne)	1,395	1,409
Palm kernel oil	- Ex-mill	(RM per tonne)	1,971	2,180
Palm kernel cake	- Ex-mill	(RM per tonne)	159	128
Palm kernel	- Ex-mill	(RM per tonne)	934	999
FFB	- Ex-estate	(RM per tonne)	274	272
Rubber	- Net of cess	(sen per kg)	673	517

6. DIVIDEND

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt) has been declared by the Directors in respect of the financial year ending 30 September 2006 and will be paid on 9 August 2006 to shareholders registered on the Company's Register of Members as at 14 July 2006.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2006 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 14 July 2006 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

27 May 2006